SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                               Date: May 04, 2006

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14, 1ST TVERSKAYA-YAMSKAYA ST.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

          Registrant's telephone number, international: +7 495 973 9940

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X             Form 40-F   __
                                 ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes   __                  No   X
                                                      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________



On May 04, 2006, Open Joint Stock Company Long Distance and International Telecommunications Rostelecom (the Company) announced unaudited first quarter 2006 results in accordance with Russian accounting legislation (RAS). A copy of the corresponding press release is attached hereto as Exhibit 99.





                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: May 04, 2006                     By:           [signed]
                                          -----------------------------------
                                       Name:  Dmitry Ye. Yerokhin
                                       Title: General Director





                                  EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number            Description

     99. English translation of press release announced unaudited first quarter 2006 results in accordance with Russian accounting legislation (RAS).






                                                                     Exhibit 99


                                                               [GRAPHIC OMITTED]
PRESS-RELEASE
--------------------------------------------------------------------------------


        ROSTELECOM REPORTS FIRST QUARTER 2006 REVENUE GROWTH OF 52.3% TO
                              RUR 14,585.4 MILLION


o Revenue for the first quarter of 2006 increased by 52.3% to RUR 14,585.4 million.

o    Domestic   long-distance  traffic  rose  4.1%(1)  year  on  year.  Outgoing international traffic grew by 17.4 % and incoming international traffic increased 26.1%.

o EBITDA(2) decreased to RUR 3,070.0 million compared to RUR 3,815.3 last year, representing an EBITDA margin of 21.0%, due to significantly higher payments to operators under the new settlement system.

o First quarter 2006 net profit was RUR 2,055.4 million compared to RUR 2,411.4 million a year ago.

Moscow - May 4, 2006 - Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia's national long-distance telecommunications operator, today announced unaudited first quarter 2006 results in accordance with Russian accounting legislation
(RAS).

First quarter 2006 revenues amounted to RUR 14,585.4 million - a year-on-year increase of 52.3%. The increase is primarily attributable to higher DLD and outgoing ILD revenues as a result of the transition to the new system of interaction with Russian operators and subscribers for the provision of domestic and international long-distance services, which came into effect on January 1, 2006.

Domestic long-distance (DLD) traffic for the first three months 2006 amounted to 2,417.3 million minutes - a 4.1% increase year on year. First quarter 2006 DLD revenues grew 77.8% and totaled RUR 7,858.1 million.

Outgoing international long-distance (ILD) traffic rose 17.4% to 451.5 million minutes. ILD revenues from Russian operators and subscribers increased by 45.2% over the first quarter 2005 and totaled RUR 3,198.8 million.

First quarter 2006 incoming ILD traffic totaled 523.1 million minutes - a year-on-year increase of 26.1%. Rostelecom increased its share of incoming international traffic, underscoring the strength of the Company's market position. Revenues from international operators for incoming ILD traffic transit and termination rose 4.9% year on year to RUR 1,014.2 million.

Revenue from other business segments increased by 25.8% compared to Q1 2005 to RUR 2,514.3 million, reflecting the growth of new products and services. Rostelecom delivered solid increases in revenues from leased lines, intelligent network services and customer equipment servicing. For the first three months of 2006, revenues from leased line services grew 29,6% to RUR 1,733.0 compared to the same period last year.

Rostelecom's operating expenses for the first quarter 2006 amounted to RUR 12,284.5 million. The 92.3% increase compared to last year was driven mainly by higher payments to Russian operators which increased by a factor of 3.5 times mainly as a result of the new interaction system.

Depreciation increased 23.3% year on year to RUR 769.0 million for the first three months of 2006 as a result of significant additions of property, plant and equipment in 2005.

As a result of higher operating costs, EBITDA for the first quarter 2006 totaled RUR 3,070.0 million down 19.5% year on year, representing an EBITDA margin of 21.0%.

Operating profit amounted to RUR 2,300.9 million, down 27.9% compared to last year.

The result from other operating activities for the first three months 2006 totaled RUR 332.2 million compared to RUR 151.5 million a year ago. The increase is mainly driven by a revaluation of the Company's financial investments. Rostelecom recorded a RUR 368.1 million net revaluation gain for the first quarter 2006 compared to RUR (58.9) million net revaluation loss a year ago. First quarter 2006 net interest income increased by 19.9% over the same period last year, totaling RUR 163.9 million.

The result from other non-revenue activities for the first quarter 2006 amounted to RUR 61.6 million compared to RUR (153.3) million a year ago.

Rostelecom's net profit for the first quarter 2006 totaled RUR 2,055.4 million compared to RUR 2,411.4 million a year ago.

------------------------------------------
(1)  All traffic data provided in the press release is  preliminary.

(2) EBITDA is calculated as total revenues less operating expense excluding depreciation.


--------------------------------------------------------------------------------
Profit and Loss Statement, RUR Million
--------------------------------------------------------------------------------
                                         3mo 2006      3mo 2005     % change,
                                                                      y-o-y
--------------------------------------------------------------------------------
Revenue                                   14,585.4      9,579.1       52.3%
Operating expenses                       (12,284.5)    (6,387.6)      92.3%
   Depreciation                             (769.0)      (623.8)      23.3%
EBITDA                                     3,070.0      3,815.3      -19.5%
Operating profit                           2,300.9      3,191.4      -27.9%
Results from other operating activities      332.2        151.5      119.3%
 Profit (loss) from revaluation of
 financial investments                       368.1        (58.9)       n/a
Results from other non-sales activities       61.6       (153.3)       n/a
Profit before tax                          2,694.8      3,189.6      -15.5%
Profit tax                                  (641.0)      (778.2)     -17.6%
Extraordinary items                            1.7          0.0        n/a
Net Profit                                 2,055.4      2,411.4      -14.8%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Key ratios
--------------------------------------------------------------------------------
                                          3mo 2006           3mo 2005
--------------------------------------------------------------------------------
Operating margin, %                         15.8%              33.3%
EBITDA margin, %                            21.0%              39.8%
Net margin, %                               14.1%              25.2%
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
Balance Sheet, RUR Million
--------------------------------------------------------------------------------
                                      Jan. 01, 06    Mar. 31, 06    % change,
                                                                       y-o-y
--------------------------------------------------------------------------------
ASSETS
Non-current assets, incl.              30,201.9         31,222.7        3.4%
Intangible assets                           0.0              0.0          -
Fixed assets                           19,477.8         19,202.5       -1.4%
Construction in progress                4,603.3          4,931.7        7.1%
Long-term financial investments         3,888.1          4,256.3        9.5%
Deferred tax assets                         0.0              0.0          -
Other non-current assets                2,232.7          2,832.2       26.9%
Current assets, incl.                  22,706.8         30,306.6       33.5%
Inventory                                 878.2          1,357.0       54.5%
VAT on obtained property                1,289.0            992.3      -23.0%
Accounts receivable                     6,216.2         14,471.7      132.8%
Short-term financial investments       12,232.3         11,133.0       -9.0%
Cash and cash equivalents               2,090.9          2,352.5       12.5%
Other current assets                        0.2              0.2          -
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
BALANCE                                52,908.6         61,529.3       16.3%
--------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' equity                   39,084.1         41,120.5        5.2%
Liabilities, incl.                     13,824.6         20,408.8       47.6%
Long-term liabilities                   6,306.1          6,753.3        7.1%
Loans due more than in 12 months        5,542.6          5,373.0       -3.1%
Short-term liabilities                  7,518.5         13,655.5       81.6%
Loans due less than in 12 months          711.7            767.8        7.9%
--------------------------------------------------------------------------------
 BALANCE                               52,908.6         61,529.3       16.3%
--------------------------------------------------------------------------------

                                      ***

Certain statements in this press release are "forward looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.


For further details please contact:
Rostelecom IR Team
Tel.: + 7 495 973 9920
Fax: + 7 495 973 9977
E-mail: rostelecom@rostelecom.ru